April 20, 2010

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street N.E.

Washington, DC 20549-3561

Attn:	Mr. Lyn Shenk
Branch Chief

RE:	Starbucks Corporation — Response to Letter dated April 8, 2010
Form 10-K: For the Fiscal Year Ended September 27, 2009
File No. 000-20322

Dear Mr. Shenk:

Thank you for your letter dated April 8, 2010 with regard to the above-referenced filing made by Starbucks Corporation (“Starbucks” or the “Company”). We have provided below the Company’s response to the comment set forth in your letter.

Form 10-K: For the Year Ended September 27, 2009

Item 8. Financial Statements and Supplementary Data

Note 9. Other Intangibles Assets and Goodwill, page 61

1.

We note your response to our prior comment 7. However, it appears to us that each of your individual stores represent a self sustaining integrated set of activities and assets conducted and managed for the purpose of providing a returns to investors, pursuant to the definition of a business contained in the glossary of ASC 810-10-20. We base this on: (1) you generate revenues from customers directly through your stores; (2) each store consists of inputs (inventory, the ability to obtain access to products, supplies, equipment, intellectual property including branding, employees, leases and leasehold improvements) and processes applied to those inputs (point-of-sale software, labor scheduling software, operational processes and employee know-how, procurement and distribution management and back office support processes) that have the ability to create outputs; (3) it does not appear that the operation of an

Securities and Exchange Commission

Division of Corporation Finance

April 20, 2010

individual store is dependent upon the operation of one or more of your other stores. Moreover, we believe that consideration of factors related to separation of the stores appears to be relevant only in the context of exchange, transfers or business combination transactions. Based on all of the preceding, it appears to us that each of your individual stores represents a business. Therefore, upon closing a store you effectively disposed of a business, and we believe a portion of goodwill should be allocated to the stores closed. Please advise.

RESPONSE:

We are providing the Staff with additional information to clarify our response of March 23, 2010. The Company’s evaluation of whether a store meets the definition of a business (as presented in our March 23, 2010 response) was made at the date of abandonment of the store. The Company looked to ASC 360-10 for guidance on when to assess (date of abandonment versus date commitment is made to abandon) if a store that will be closed meets the definition of a business. We believe that our store closures represent disposal by abandonment, and therefore, we looked to paragraph 360-10-35-47 which states:

For purposes of this Subtopic, a long-lived asset to be abandoned is disposed of when it ceases to be used. If an entity commits to a plan to abandon a long-lived asset before the end of its previously estimated useful life, depreciation estimates shall be revised in accordance with paragraphs 250-10-45-17 through 45-20 and 250-10-50-4 to reflect the use of the asset over its shortened useful life (see paragraph 360-10-35-22).

As a store subject to abandonment should be classified as held and used until it is actually disposed of, the Company believes that the determination of whether the store constitutes a business should not be performed until the store is actually abandoned. Such assessment would therefore only include the assets being disposed of at the date of abandonment which, in the case of Starbucks, were primarily leases and leasehold improvements. The majority of the other key inputs and processes (e.g. customers, employees, equipment, inventory, intellectual property, systems and procurement and distribution protocols) were not abandoned. We also note that the FASB (previously included in paragraph B63 of Statement 144) specifically addressed whether abandonment was similar to a sale and concluded they were not, as an asset to be abandoned would be recovered principally through operations, rather than through a disposal transaction.

During fiscal years 2008 and 2009, the guidance that we considered in evaluating the definition of a business was contained in the glossary of ASC 810-10-20 (previously included in Appendix C to FIN 46(R)). Based on our evaluation, we concluded that the disposed of set of assets did not constitute a business for the reasons outlined in our March 23, 2010 response. To further clarify, our evaluation as to whether the disposed of set of assets met the definition of a business was made as of the date of abandonment.

Securities and Exchange Commission

Division of Corporation Finance

April 20, 2010

If one were to take the position that the evaluation of whether the closed stores meet the definition of a business should be made on the date management committed to a plan of abandonment, the Company nevertheless believes that individual Starbucks stores do not constitute a business as defined by the glossary of ASC 810-10-20. Given the nature of the Starbucks store structure and our delivery model in a given market, the Company does not believe that an individual store contains all of the inputs and processes necessary for it to continue to conduct normal operations. There are significant inputs and processes that reside outside the store. Each individual store is dependent upon centralized coffee, food items and supplies procurement, roasting (in the case of coffee) and distribution, marketing and other functions which are performed at the Company’s support centers, as well as regional district management, human resources, IT infrastructure and accounting and finance functions which are performed at the regional level. Because the missing items are more than minor (the degree of difficulty and the level of investment necessary to obtain access to or to acquire the missing items would be significant), the inputs and processes that are resident at each individual store do not represent a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. Therefore, we do not believe that an individual store would meet the definition of a business as defined by the glossary of ASC 810-10-20, even if one were to evaluate the definition of a business on the date management committed to the plan of abandonment.

We further advise the Staff that we believe the evaluation as to whether closed stores meet the new definition of a business as defined in the glossary of ASC 805-10-20 (previously FAS 141(R)) will also depend upon the date used in such determination – the date of abandonment or the date the commitment is made to abandon. For the reasons set forth above, the Company believes that such determination should be made on the date of abandonment. Further, the Company believes that on the date of abandonment, the individual store would not constitute an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to investors. We believe that the inputs and processes retained by Starbucks (e.g. customers, employees, equipment, intellectual property, systems and procurement and distribution protocols) are significant missing items, and that the remaining assets to be abandoned (primarily leases and leasehold improvements) would not be capable of being conducted and managed for the purpose of providing a return to investors by market participants, and therefore do not constitute a business. We do believe, however, that under the new definition of a business our individual stores prior to abandonment may constitute a business.

We supplementally advise the Staff that while no goodwill was allocated to the disposed of set of assets as we do not believe they constituted a business, the Company considers the guidance in paragraph 350-20-35-30 and tests goodwill for impairment when events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The impact of the abandoned underperforming stores was a factor in the determination of the fair value of our reporting units and resulted in a $7 million impairment of goodwill recorded in the fiscal third quarter of 2009 in our Hawaii reporting unit.

Securities and Exchange Commission

Division of Corporation Finance

April 20, 2010

We further advise the Staff that if the Company had allocated goodwill to the closed stores in fiscal years 2008 and 2009 based on their relative fair value at the commitment date, incremental impairments would reduce net income by less than $3 million each year. As such amounts represent less than 1% of net earnings for each fiscal year, we do not believe they are material.

We appreciate your consideration of the response provided herein and look forward to hearing from you shortly if you have any additional comments based upon our response. If you have any questions regarding the response provided herein, please contact either Sophie Hager Hume, vice president, Securities and Corporate Law (by telephone at 206/318-6195 or by facsimile at 206/903-4156), or the undersigned (by telephone at 206/318-7681 or by facsimile at 206/318-0672).

Very truly yours,

/s/ Troy Alstead
Troy Alstead executive vice president, chief financial officer and chief administrative officer

cc:	Ms. Aamira Chaudhry — Securities and Exchange Commission

Mr. John Salata — Deloitte & Touche LLP, Seattle

Ms. Paula E. Boggs, executive vice president, general counsel and secretary